Terms and Conditions of the

Nokia Restricted Share Plan 2019

Approved by the Board of Directors on January 31, 2019

TERMS AND CONDITIONS OF THE NOKIA RESTRICTED SHARE PLAN 2019

1.	PURPOSE AND SCOPE OF THE PLAN

1.1
The purpose of the Nokia Restricted Share Plan 2019 is to recruit, retain, reward and motivate selected high potential employees with functional mastery and other employees deemed critical to Nokia’s future success. This Plan is also intended to promote share ownership of these key employees. To accomplish these objectives the Company may award eligible Nokia employees Restricted Shares under this Plan.

1.2
The Plan may result in a Grant of a maximum of 2.5 million Restricted Shares. The Board determines the general guidelines under the Plan and approves the Grants to eligible employees within its authority. Grants of Restricted Shares under these Terms & Conditions may be awarded between January 31, 2019 and December 31, 2019, inclusive.

2.	DEFINITIONS

Board: Board of Directors of the Company.

Company: Nokia Corporation.

Grant: The issuance of Restricted Shares to an employee of Nokia in accordance with the Plan.

Grant Amount: The number of Restricted Shares Granted to a Participant.

Grant Date: The date on which the Grant of Restricted Shares is formally made.

Nokia: The Company together with its subsidiaries.

Participant: Employee of Nokia who has received a Grant of Restricted Shares under the Plan.

Plan: This Restricted Share Plan 2019 of the Company.

Restricted Share/Shares:  Each Restricted Share represents a right to receive one Share or its cash equivalent upon settlement subject to the fulfilment of these Terms & Conditions and provided that no other restriction related to these Terms & Conditions is applicable.

Restriction Period: The Restricted Shares shall be settled in three Tranches, each with its own Restriction Period. The Restriction Period for all Tranches shall start on the Grant Date and end:

-          no less than 12 months following the Grant Date in respect of 1/3 of the Grant Amount (referred to as Tranche 1), rounded down to the nearest whole Share;

-          no less than 24 months following the Grant Date in respect of 1/3 of the Grant Amount (referred to as Tranche 2), rounded down to the nearest whole Share; and

-          no less than 36 months following the Grant Date in respect of the remaining Grant Amount not settled as part of Tranche 1 and Tranche 2 (referred to as Tranche 3).

A Restriction Period shall refer to one of the three Tranches referred to above and Restriction Periods shall refer to all three Tranches combined. Subject to rule 6, a Participant shall forfeit their remaining Restricted Shares if the last day of their employment with the Nokia Group occurs before the last day of the next Restriction Period.

Settlement Date(s): A banking day in Helsinki, Finland falling as soon as practicable after the respective Vesting Date(s), as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

Terms & Conditions: The terms and conditions of this Plan.

Tranche: One of the three groups into which the Restricted Shares have been divided, each with its own applicable Restriction Period.

Vesting Date(s): The day following the last day of each Restriction Period. On the Vesting Date Participants become legally entitled to the settlement of Shares under the Plan. The applicable Vesting Dates shall be set out in the Grant communication sent to Participants.

3.	GRANT OF RESTRICTED SHARES

3.1	On the Grant Date, each Participant is offered a Grant Amount of Restricted Shares. The Company will notify each Participant of the Grant.

3.2	As a precondition for a valid Grant, the Participant must be employed by Nokia on the Grant Date.

3.3	The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	RESTRICTION PERIODS AND VESTING DATES

4.1
The end of the Restriction Period for each of the three Tranches shall be specified to the Participant in the Grant communication. During the Restriction Period(s), the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

4.2
The Vesting Date follows the end of each Restriction Period and marks the point at which a Participant becomes entitled to the future settlement of the applicable Tranche of Shares in accordance with rule 5, regardless of whether his last date of employment with the Nokia Group occurs on or after the applicable Vesting Date. The applicable Tranche of Shares shall be settled to the Participant as soon as administratively possible after the respective Vesting Date.

5.	SETTLEMENT

5.1
Following the applicable Vesting Date, the Company will, subject to rule 9, complete the settlement by transferring the applicable number of Shares from the relevant Tranche or their cash equivalent to the Participant’s book-entry, brokerage or other account, as applicable on the Settlement Date. Completion of settlement is dependent on the Participant’s compliance with these Terms & Conditions and all necessary instructions and actions to enable the Company to facilitate the settlement.

The Company may, in its sole discretion, use one or more of the following instruments to settle Restricted Shares: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

6.	CHANGES IN EMPLOYMENT

6.1
If the Participant’s last day of employment with the Nokia Group occurs before the last day of the applicable Restriction Period by the reason of permanent disability (as defined by the Company in its sole discretion), the Participant retains the right to settlement on the scheduled Settlement Date.

6.2
In the case of the death of the Participant before the last day of the remaining Restriction Period(s), unless the Company determines otherwise in its sole discretion, the Restricted Shares will be settled as soon as practicable thereafter. The number of settled Restricted Shares shall be the Grant Amount less the number of Restricted Shares potentially already settled under the Restricted Share Grant. If made, such special settlement will constitute full and final settlement of that Restricted Share Grant.

6.3
If Participant’s last day of employment with the Nokia Group occurs before the last day of any of the remaining Restriction Periods for any reason other than those mentioned above, then unless the Board determines otherwise in its sole discretion, the Company shall redeem the remaining Restricted Shares from the Participant without consideration and the Participant shall not be entitled to any settlement under the Plan. For the avoidance of doubt, this will only apply to the part of the Grant Amount for which the Restriction Period(s) have not yet ended at the date of termination of employment.

6.4	In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to defer the end of the Restriction Period(s) or prorate the remaining settlement.

7.	TERMS OF EMPLOYMENT

7.1
The Grant or settlement of Restricted Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws and the rights and obligations arising from a Participant’s employment with Nokia are separate from, and are not affected by, the Participant’s participation in the Plan. The Restricted Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

7.2
The Grant or settlement of Restricted Shares do not create any right for that Participant to be offered participation in the Plan in the future or to be Granted any additional Restricted Shares on any particular terms, including the number of Restricted Shares.

7.3	By participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

7.3.1	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

7.3.2	any exercise of a discretion or a decision taken in relation to any Restricted Shares, and/or to the Plan, or any failure to exercise a discretion or take a decision; and

7.3.3	the operation, suspension, termination or amendment of the Plan.

8.	TAXES AND OTHER OBLIGATIONS

8.1
The Participants are personally responsible for all taxes and social security charges associated with the Restricted Share Grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Restriction Period(s). The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the Grant in order to verify their tax position.

8.2
The Participants are personally responsible for any potential charges debited by any plan administrator, broker or financial institution in connection with the settlement of the Restricted Shares or any subsequent transactions related to the Shares.

8.3
Restricted Shares must not be used as security for any liability, be transferred or otherwise disposed of (except in the event of the Participant’s death, to his personal representatives) and will lapse immediately on any attempt to do so.

8.4
Pursuant to applicable laws, the Company is or may be required, or may deem it appropriate, to withhold taxes, social security charges or fulfil employment related or other obligations upon the Grant or settlement of Restricted Shares, or when Shares are disposed of by the Participants. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.

9.	BREACH OF THE TERMS AND CONDITIONS

The Participant shall comply with these Terms & Conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these Terms & Conditions and/or any instructions given by the Company, the Company may, in its discretion at any time prior to the Settlement Date, rescind the Grant of Restricted Shares.

10.	VALIDITY OF THESE TERMS AND CONDITIONS AND AMENDMENTS

10.1	These Terms & Conditions shall become valid and effective upon the approval by the Board.

10.2	The Board may, in its absolute discretion, at any time amend, modify or terminate these Terms & Conditions.

10.3	Action taken by the Board in rule 10.2 may also, as in each case determined by the Board, affect the Restricted Share Grants that are then outstanding, but not settled.

11.	ADMINISTRATION

11.1
The Plan shall be administered by the Company. The Company has the authority to interpret these Terms & Conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. Such action may also affect the Restricted Share Grants that are then outstanding, but not settled.

11.2
The Company has the right to determine the practical manner of administration and settlement of the Restricted Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Restricted Share Grants.

11.3
Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped. If a notice or communication is sent by electronic means, it will be deemed to be received immediately after the communication is sent on the date and in the time zone where the sender is located.

12.	RIGHTS OF PARTICIPANTS IN CORPORATE EVENTS

12.1
Should the Annual General Meeting of the Company, in accordance with the proposal of the Board, decide, prior to the settlement of the Restricted Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company:

12.1.1	the Board may determine, in its sole discretion, if and how the Participants will be compensated for the special dividend;

12.1.2	such a distribution of a special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders; and

12.1.3	the Board will specify in any proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

12.2
Should the Company, prior to any settlement(s) of the Restricted Shares, issue new shares, stock options or other special rights to all shareholders, the Board will, in its sole discretion, decide what the rights of the Participants will be in such cases.

12.3
The Company’s decision to cancel existing shares held by the Company prior to any settlement(s) of the Restricted Shares will not affect the settlement(s) of Restricted Shares nor the number of Restricted Shares outstanding, but not settled.

12.4	Should the Company, during any of the Restriction Periods, be placed into liquidation:

12.4.1
the Board may determine, in its sole discretion, whether any Restricted Shares may be settled, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such period as resolved by the Board; and

12.4.2
notwithstanding any other provisions in these Terms & Conditions, should the Company, prior to any settlement(s) of the Restricted Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement(s).

12.5	Should the Company during the Restriction Period(s) resolve to merge with another existing company or merge with a company to be established, or should the Company resolve to be demerged:

12.5.1
the Board may determine, in its sole discretion, whether any Restricted Shares may be settled prior to the merger or demerger, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such period as resolved by the Board;

12.5.2
the Board may determine, in is sole discretion, whether any number of Restricted Shares should be converted into similar equity rights issued by the other company. In such circumstances, the Board shall determine the terms and the period in which any Restricted Shares may be converted; and

12.5.3
notwithstanding any other provisions in these Terms & Conditions, following the closing of the merger or demerger, the Participants shall have no right to any settlement(s) under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

12.6
The Company, prior to the settlement(s) of the Restricted Shares, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Restricted Shares outstanding, but not settled. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan, unless the Board, in its sole discretion, determines otherwise.

12.7
Should, during the Restriction Period(s), a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders:

12.7.1
the Board may determine, in its sole discretion, whether any Restricted Shares may be settled prior to the tender offer or the offer to redeem the shares, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount.

12.8
Should a shareholder under the Finnish Limited Liability Companies Act have the right to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, during the Restriction Period(s), whether any Restricted Shares may be settled prior to the redemption, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

12.9
The Board may, however, in any of the situations resolved in this rule 12 determine in its sole discretion, to provide the Participants with an opportunity to convert their remaining Restricted Shares into equity-based incentives issued by another company on such terms and within such period prior to the completion of the tender offer or redemption, as resolved by the Board.

12.10
Should the shares of the Company during the Restriction Period(s) be delisted, with the effect that the shares are no longer listed on any recognised stock exchange, nor subject to any other public trading:

12.10.1
the Board, may determine, in its sole discretion, whether any Restricted Shares may be settled as a result of the delisting, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such period as resolved by the Board; and

12.10.2	the Board may determine whether any other amendments to these Terms & Conditions are required as a result of the delisting.

13.	THE RECOUPMENT OF EQUITY IN THE EVENT OF CERTAIN RESTATEMENTS

13.1
Under the Nokia policy on the clawback of incentive compensation (“Clawback Policy”), as amended from time to time, the Board of Directors may, in its sole discretion and at any time, resolve to recover or require reimbursement of all or a portion of incentive compensation, which is defined in the Clawback Policy. The Grant of Restricted Shares and settlement of Shares are covered by the Clawback Policy.

13.2	The impacted employees as well as the events that trigger recoupment are defined in the Clawback Policy.

14.	GOVERNING LAW

14.1	These Terms & Conditions are governed by Finnish laws.

14.2	Disputes arising out of these Terms & Conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

15.	PROCESSING OF PERSONAL DATA

15.1
Participants’ personal data is processed in connection with their participation in the Plan by any Group Member (and any third party appointed by a Group Member in connection with the Plan) including the administration and maintenance of records. Depending on the location of the Participant, the data might be transferred internationally. The processing is described in more detail in the privacy supplement that will be provided to each Participant.